UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Atsushi Inamura
Name:	Atsushi Inamura
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Financial Information

<consistent with Japanese GAAP>

for the first quarter ended June 30, 2004

Date:	July 29, 2004
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager - Financial Policy Division
(Phone) +81-3-3240-8211
Trading accounts:	Established
Audit corporation participation	None

1. Notes to consolidated financial information

(1)	Adoption of simplified accounting method:
The allowance for credit losses and the others partially adopt the simplified accounting methods.
The allowance for credit losses is stated based on the following:
For claims to debtors whose internal credit ratings are not changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year, etc.

For claims to debtors whose internal credit ratings are changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year based on the internal credit ratio as of

June 30, 2004, etc.

A part of assets is stated based on actual amounts as of the previous fiscal year, etc.
(2)	Change in accounting policies: None
(3)	Change in scope of consolidated and application of the equity method:

	Consolidated subsidiaries:	Newly included: 0	Excluded: 3
	Affiliated companies accounted for by the equity method:	Newly included: 1	Excluded: 0

2. Consolidated financial data for the first quarter ended June 30, 2004

(1) Operating results

	(in millions of yen except per share data and percentages)

	For the first quarter ended June 30,		For the year ended March 31,
	2004	2003	2004
Ordinary income	581,523	—	2,555,183
Change from the previous year	—	—	(7.8)%

Ordinary profit	104,221	—	578,371
Change from the previous year	—	—	—

Net income	82,066	—	560,815
Change from the previous year	—	—	—

Net income per common share	12,409.59	—	87,156.63

Net income per common and common equivalent share	12,336.93	—	85,017.34

Note:

The above operating results for the first quarter of the previous year and the percentage of fluctuation between the first quarter of this year and that of the previous year are not disclosed since quarterly consolidated operating results have been prepared from this first year.

Qualitative information related to the operating results:

With respect to the financial and economic environment for the first quarter ended June 30, 2004, overseas economies continued to expand, particularly in the United States and in the People's Republic of China. The Japanese economy moved toward recovery, as exports and capital expenditures continued to increase and private consumption showed signs of improvement. However, consumer prices continued to decline and deflation continued.

Regarding the financial environment, in the EU, the European Central bank's policy rate remained at the same rate. On the other hand, in the United States, federal funds rate was raised to 1.25% in June and in the United Kingdom, the Bank of England raised its policy rate from 4.0% to 4.5% during May and June. In Japan, the Bank of Japan continued its current “easy monetary policy”. During the three months ended June 30, while short-term interest rate remained at near zero percent, the yield on ten-year JGBs, used as a benchmark for long-term interest rates, rose from around 1.5% to over 1.9% in June. In the foreign exchange markets, the yen had depreciated from ¥105 to around ¥115 against the US dollar in May, but after that, the exchange rate generally remained around ¥109.

Amidst this environment, for the first quarter ended June 30, 2004, MTFG's ordinary profit was ¥104.2 billion and net income was ¥82.0 billion.

(2) Financial condition

	(in millions of yen except per share data and percentages)

	As of June 30,		As of March 31,
	2004	2003	2004
Total assets	109,264,316	—	106,615,487

Shareholders’ equity	4,288,758	—	4,295,243

Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	3.9%	—	4.0%

Shareholders’ equity per common share	620,073.97	—	620,797.48

Note:

The above financial condition for the first quarter of the previous year are not disclosed since quarterly consolidated financial condition have been prepared from this first year.

Qualitative information related to the financial condition:

Total assets increased by ¥2,648.8 billion from ¥106,615.4 billion at March 31, 2004 to ¥109,264.3 billion at June 30, 2004 and shareholders’ equity decreased by ¥6.4 billion from ¥4,295.2 billion at March 31, 2004 to ¥4,288.7 billion at June 30, 2004.

Loans and bills discounted decreased by ¥506.6 billion from ¥46,590.1 billion at March 31, 2004 to ¥46,083.4 billion at June 30, 2004. The decrease primarily reflected seasonal factors and a decrease in loan to the government and official institutions. On the other hand, domestic housing loans increased by ¥44.9 billion. Investment securities increased by ¥1,761.7 billion from ¥28,329.5 billion at March 31, 2004 to ¥30,091.3 billion at June 30, 2004.

(Reference)

Earning projections for the fiscal year ending March 31, 2005

	(in millions of yen)

	Ordinary income	Ordinary profit	Net income

For the six months ending September 30, 2004	1,220,000	310,000	170,000

For the year ending March 31, 2005	2,450,000	640,000	340,000

Projected net income per common share for the year ending March 31, 2005 (yen):    51,448.15

Qualitative information related to the earning projections:

There are no changes to the interim and full-year forecasts issued on May 24, 2004 for the fiscal year ending March 31, 2005.

This information contains forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation— and expressly disclaims any obligation—to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosure documents.

(Attachment)

Mitsubishi Tokyo Financial Group, Inc.

1. Consolidated Balance Sheets

	(in millions of yen)

	As of June 30, 2004	As of March 31, 2004 (Reference)
Assets:
Cash and due from banks	8,762,290	6,511,422
Call loans and bills bought	1,144,456	893,805
Receivables under resale agreements	497,186	1,336,995
Receivables under securities borrowing transactions	3,984,641	5,572,154
Commercial paper and other debt purchased	1,380,007	1,338,092
Trading assets	7,602,120	6,572,110
Money held in trust	484,952	469,377
Investment securities	30,091,322	28,329,543
Allowance for losses on investment securities	(1,945)	(1,948)
Loans and bills discounted	46,083,432	46,590,131
Foreign exchanges	607,729	559,382
Other assets	3,289,940	3,217,991
Premises and equipment	879,614	889,580
Deferred tax assets	694,464	711,680
Customers’ liabilities for acceptances and guarantees	4,532,632	4,457,806
Allowance for loan losses	(768,532)	(832,638)

Total assets	109,264,316	106,615,487

Liabilities:
Deposits	66,035,216	66,097,591
Negotiable certificates of deposit	2,769,595	2,819,588
Debentures	86,412	265,056
Call money and bills sold	7,338,555	6,879,141
Payables under repurchase agreements	4,298,475	3,316,268
Payables under securities lending transactions	3,196,570	3,415,952
Commercial paper	475,706	637,006
Trading liabilities	2,844,561	2,824,399
Borrowed money	1,288,589	1,342,691
Foreign exchanges	1,400,063	1,081,271
Short-term corporate bonds	390,800	340,200
Bonds and notes	3,861,233	3,734,610
Bonds with warrants	50,000	50,000
Due to trust account	1,411,320	1,380,268
Other liabilities	4,389,288	3,079,852
Reserve for employees’ bonuses	2,846	16,881
Reserve for employees’ retirement benefits	37,063	34,932
Reserve for expenses related to EXPO 2005 Japan	185	158
Reserves under special laws	1,239	1,160
Deferred tax liabilities	65,521	56,131
Deferred tax liabilities on land revaluation excess	138,900	138,926
Acceptances and guarantees	4,532,632	4,457,806

Total liabilities	104,614,779	101,969,895

Minority interest	360,778	350,347

Shareholders’ equity:
Capital stock	1,258,052	1,258,052
Capital surplus	931,151	931,309
Retained earnings	1,562,675	1,506,576
Land revaluation excess	158,007	158,044
Unrealized gains on securities available for sale	507,551	560,316
Foreign currency translation adjustments	(125,472)	(115,424)
Less treasury stock	(3,207)	(3,631)

Total shareholders’ equity	4,288,758	4,295,243

Total liabilities, minority interest and shareholders’ equity	109,264,316	106,615,487

Mitsubishi Tokyo Financial Group, Inc.

2. Consolidated Statements of Income

	(in millions of yen)

	For the first quarter ended June 30, 2004	For the year ended March 31, 2004 (Reference)

Ordinary income:
Interest income:	337,247	1,417,724
(Interest on loans and discounts)	205,735	873,427
(Interest and dividends on securities)	76,236	340,494
Trust fees	14,987	86,461
Fees and commissions	126,450	487,786
Trading profits	15,280	135,647
Other business income	55,441	243,377
Other ordinary income	32,117	184,186

Total ordinary income	581,523	2,555,183

Ordinary expenses:
Interest expense:	88,854	390,496
(Interest on deposits)	40,193	161,921
(Interest on debentures)	289	4,030
Fees and commissions	17,036	66,102
Trading losses	979	—
Other business expenses	39,710	152,803
General and administrative expenses	260,893	1,047,735
Other ordinary expenses	69,827	319,674

Total ordinary expenses	477,301	1,976,811

Ordinary profit	104,221	578,371

Special gains	60,908	339,286
Special losses	3,907	37,754

Income before income taxes and others	161,223	879,903

Income taxes-current	8,207	45,956
Income taxes-deferred	61,709	230,650
Minority interest	9,239	42,480

Net income	82,066	560,815

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

3. Statement of Trust Assets and Liabilities

Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	(in millions of Yen)

	As of June 30, 2004	As of March 31, 2004 (Reference)

Assets:
Loans and bills discounted	680,221	735,872
Securities	26,872,333	26,511,148
Beneficiary rights to the trust	11,488,229	10,911,534
Securities held in custody accounts	5,218,003	4,241,080
Money claims	3,799,481	4,034,942
Premises and equipment	2,338,737	2,327,330
Surface rights	548	548
Lease rights	23,686	23,695
Other claims	2,136,965	1,768,093
Call loans	1,191,515	1,406,530
Due from banking account	1,690,931	1,702,841
Cash and due from banks	2,264,650	2,212,768

Total assets	57,705,306	55,876,387

Liabilities:
Money trusts	19,292,334	19,604,145
Pension trusts	8,489,447	8,274,971
Property formation benefit trusts	13,260	12,958
Loan trusts	736,093	792,932
Investment trusts	9,872,383	9,424,449
Money entrusted other than money trusts	2,114,436	2,010,336
Securities trusts	8,396,958	7,291,686
Money claim trusts	3,850,579	3,876,931
Land and fixtures trusts	103,551	127,435
Other trusts	4,836,261	4,460,539

Total liabilities	57,705,306	55,876,387

Mitsubishi Tokyo Financial Group, Inc.

4. Business segment information

<For the first quarter ended June 30, 2004>

	(in millions of Yen)

	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	76,844	14,498	9,759	186,709	287,812	(183,590)	104,221

Notes:

1.	Ordinary profit is presented as counterparts of operating profit of companies in other industries.
2.	Other primarily includes credit card and leasing businesses.
3.	Other primarily includes dividend of 183,257 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

(Reference)

<For the year ended March 31, 2004>

	(in millions of Yen)

	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	391,877	130,916	43,810	78,104	644,709	(66,337)	578,371

Notes:

1.	Ordinary profit is presented as counterparts of operating profit of companies in other industries.
2.	Other primarily includes credit card and leasing businesses.

Mitsubishi Tokyo Financial Group, Inc.

5. Financial Results

	(in millions of yen)

	For the first quarter ended June 30, 2004	For the year ended March 31, 2004
Gross profits	403,274	1,763,520
Net interest income	248,841	1,029,154
Trust fees	14,987	86,461
Credit costs for trust accounts (1)	(733)	(10,045)
Net fees and commissions	109,414	421,684
Net trading profits	14,300	135,647
Net other business income	15,731	90,573
Net gains on debt securities	(2,514)	(25,017)
General and administrative expenses	247,118	980,438
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	156,889	793,127
Provision for formula allowance for loan losses (2)	—	—
Net business profits*	156,155	783,081
Net non-recurring losses	(51,934)	(204,710)
Credit related costs (3)	(45,240)	(156,963)
Losses on loan charge-offs	(8,412)	(70,472)
Provision for specific allowance for loan losses	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(403)	(39,418)
Other credit related costs	(36,424)	(47,072)
Net gains on equity securities	1,544	3,371
Gains on sales of equity securities	16,105	90,571
Losses on sales of equity securities	(356)	(74,470)
Losses on write down of equity securities	(14,204)	(12,729)
Other	(8,237)	(51,118)

Ordinary profit	104,221	578,371

Net special gains	57,001	301,531
Reversal of allowance for loan losses (4)	54,435	239,965
Income before income taxes and others	161,223	879,903
Income taxes-current	8,207	45,956
Income taxes-deferred	61,709	230,650
Minority interest	9,239	42,480

Net income	82,066	560,815

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(8,462)	(72,955)

Mitsubishi Tokyo Financial Group, Inc.

6. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking and Trust accounts : Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2004	As of March 31, 2004 (Reference)
Claims to bankrupt and substantially bankrupt debtors	129,202	140,428

Claims under high risk	548,054	541,309

Claims under close observation	611,957	737,350

Total (A)	1,289,213	1,419,088

Total claims (B)	47,927,185	48,306,522

Non-performing claims ratio (A) / (B)	2.68%	2.93%

Notes:

1.	The above figures are classified by the claims category under the Financial Reconstruction Law No. 4.

The results of the self-assessment are reflected except for a part of assets.

2.	“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo—Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

7. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

		(in billions of yen except percentages)

		As of June 30, 2004 (Preliminary basis)	As of March 31, 2004 (Reference)
(1)	Risk-adjusted capital ratio	12.67%	12.95%
(2)	Tier 1 capital	3,914.8	3,859.4
(3)	Tier 2 capital includable as qualifying capital	3,110.6	3,157.8
i)	The amount of unrealized gains on investment securities, includable as qualifying capital	389.7	428.0
ii)	The amount of land revaluation excess includable as qualifying capital	133.5	133.6
iii)	Subordinated debt	2,028.2	1,993.9
(4)	Tier 3 capital includable as qualifying capital	30.0	30.0
(5)	Deductions from total qualifying capital	189.6	54.5
(6)	Total qualifying capital (2)+(3)+(4)-(5)	6,865.8	6,992.7
(7)	Risk-adjusted assets	54,181.0	53,996.7

8. Return on Equity

[Consolidated]

		(%)

	For the first quarter ended June 30, 2004	For the year ended March 31, 2004 (Reference)
ROE *	9.57	17.97

Note: * ROE is computed as follows:

[For the first quarter ended June 30, 2004]

(Net income for the first quarter – Dividends on preferred stocks) × 4	× 100
{(Shareholders’ equity at beginning of period – Number of preferred stocks at beginning of period × Issue price – Land revaluation excess at beginning of period – Unrealized gains on securities available for sale at beginning of period) + (Shareholders’ equity at first quarter ended – Number of preferred stocks at first quarter ended × Issue price – Land revaluation excess at first quarter ended – Unrealized gains on securities available for sale at first quarter ended)} / 2

[For the year ended March 31, 2004]

(Net income – Dividends on preferred stocks)	× 100
{(Shareholders’ equity at beginning of period – Number of preferred stocks at beginning of period × Issue price – Land revaluation excess at beginning of period – Unrealized gains on securities available for sale at beginning of period) + (Shareholders’ equity at end of period – Number of preferred stocks at end of period × Issue price – Land revaluation excess at end of period – Unrealized gains on securities available for sale at end of period)} / 2

Mitsubishi Tokyo Financial Group, Inc.

9. Investment Securities [Consolidated]

Following tables include:

Investment securities

Trading securities, trading commercial paper and short-term corporate bonds in “Trading assets”

(1) Trading securities

(in millions of yen)

As of June 30, 2004
Balance sheet amount	Valuation profits recognized on statement of operations
6,744,379	(3,735)

(2) Marketable debt securities being held to maturity

	(in millions of yen)

	As of June 30, 2004
	Balance sheet amount	Market Value	Differences
				Gains	Losses
Domestic bonds	1,650,341	1,649,855	(485)	5,519	6,005
Government bonds	1,498,178	1,493,290	(4,888)	1,019	5,907
Municipal bonds	101,556	104,170	2,613	2,711	98
Corporate bonds	50,605	52,394	1,788	1,788	—
Foreign bonds	68,851	71,183	2,331	2,337	6

Note:

“Other” is not listed.

(3) Marketable securities available for sale

	(in millions of yen)

	As of June 30, 2004
	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Domestic equity securities	2,667,703	3,510,350	842,646	931,235	88,588
Domestic bonds	18,077,482	18,050,481	(27,000)	35,204	62,205
Government bonds	16,251,035	16,223,398	(27,636)	28,273	55,909
Municipal bonds	231,400	231,583	182	2,098	1,915
Corporate bonds	1,595,045	1,595,499	453	4,833	4,380
Foreign bonds	5,015,431	5,012,724	(2,707)	45,653	48,361

Note:

“Foreign equity securities” and “Other” are not listed.

Mitsubishi Tokyo Financial Group, Inc.

(Reference) Investment Securities [Consolidated]

Following tables include:

Investment securities

Trading securities, trading commercial paper and short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

(1) Trading securities

(in millions of yen)

As of March 31, 2004
Balance sheet amount	Valuation profits recognized on statement of operations

5,655,999	(3,823)

(2) Marketable debt securities being held to maturity

	(in millions of yen)

	As of March 31, 2004
	Balance sheet amount	Market Value	Differences
				Gains	Losses
Domestic bonds	1,159,458	1,165,842	6,383	7,602	1,218
Government bonds	998,942	999,449	507	1,724	1,217
Municipal bonds	108,526	112,230	3,703	3,704	0
Corporate bonds	51,988	54,162	2,173	2,173	—
Foreign bonds	74,239	76,825	2,586	2,592	5
Other	168,118	168,152	34	34	—

Total	1,401,815	1,410,820	9,004	10,228	1,224

(3) Marketable securities available for sale

	(in millions of yen)

	As of March 31, 2004
	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Domestic equity securities	2,768,443	3,553,772	785,328	891,328	105,999
Domestic bonds	15,703,795	15,707,190	3,394	40,723	37,328
Government bonds	13,989,184	13,986,921	(2,263)	31,617	33,880
Municipal bonds	243,459	244,981	1,522	2,734	1,212
Corporate bonds	1,471,150	1,475,286	4,136	6,371	2,235
Foreign equity securities	15,012	29,518	14,506	14,827	321
Foreign bonds	6,316,837	6,424,133	107,296	115,867	8,570
Other	1,475,136	1,512,124	36,987	51,846	14,858

Total	26,279,224	27,226,739	947,514	1,114,592	167,078

Mitsubishi Tokyo Financial Group, Inc.

10. Deferred gains (losses) with derivatives [Consolidated]

	(in billions of yen)

	As of June 30, 2004
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	11.5	16.6	(5.1)
Interest rate swaps	304.3	299.6	4.6
Currency swaps	31.0	35.2	(4.1)
Other interest rate-related transactions	0.6	0.3	0.3
Others	3.0	3.4	(0.3)

Total	350.6	355.2	(4.6)

Notes:

1.	Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

(Reference)

	(in billions of yen)

	As of March 31, 2004
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)

Interest rate futures	17.7	13.8	3.8
Interest rate swaps	325.2	305.1	20.0
Currency swaps	37.2	39.1	(1.9)
Other interest rate-related transactions	0.1	0.1	—
Others	4.0	4.4	(0.3)

Total	384.3	362.6	21.6

Notes:

1.	Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

11. Loans and Deposits [Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2004	As of March 31, 2004 (Reference)

Deposits (ending balance)	62,325,414	62,664,147
Deposits (average balance)	62,005,394	60,253,507
Loans (ending balance)	42,902,116	43,389,829
Loans (average balance)	43,627,702	43,012,635

Note:

“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mitsubishi Tokyo Financial Group, Inc.

Note:

“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo- Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

12. Domestic Deposits [Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2004	As of March 31, 2004 (Reference)
Individuals	33,931,712	33,402,365
Corporations and others	20,549,253	20,575,149
Domestic deposits	54,480,965	53,977,514

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

13. Domestic consumer loans [Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2004	As of March 31, 2004 (Reference)
Total domestic consumer loans	8,148,221	8,117,335
Housing loans	7,700,400	7,655,479
Others	447,821	461,855

14. Domestic loans to small and medium-sized companies [Total of the 2 Banks]

	(in millions of yen)

	As of June 30, 2004	As of March 31, 2004 (Reference)
Domestic loans to small and medium-sized companies	20,199,460	20,100,373
Percentage to total domestic loans	52.48%	51.58%

15. Number of Offices [Total of the 2 Banks]

	As of June 30, 2004	As of March 31, 2004 (Reference)
Domestic	317	315
Head office and Branches	295	296
Sub-branches and Agencies	22	19
Overseas	81	81
Branches	48	48
Sub-branches	14	14
Representative offices	19	19
Total	398	396

Mitsubishi Tokyo Financial Group, Inc.

16. Status of Deferred Tax Assets

Tax Effects of the Items Comprising Net Deferred Tax Assets

[Total of the 2 Banks]

	(in billions of yen)

	June 30, 2004
		vs. Mar. 31, 2004
Deferred tax assets	1,052.5	(64.7)
Allowance for loan losses	344.2	(9.5)
Write down of investment securities	120.0	20.3
Net operating loss carryforwards	601.0	(61.8)
Reserve for employees’ retirement benefits	38.1	2.1
Unrealized losses on securities available for sale	—	—
Other	48.0	(7.3)
Valuation allowance	(98.9)	(8.5)
Deferred tax liabilities	358.9	(45.3)
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	350.2	(37.2)
Other	1.3	(8.1)
Net deferred tax assets	693.6	(19.3)

[Consolidated]

Net deferred tax assets	628.9	(26.6)
Percent of Tier 1 Capital	16.0%	(0.9)%